Exhibit 99.1
Changes in Affiliates (Addition)
1.  Company to be affiliated
— Company Name: POSCO-POLAND Processing Center Sp.z o.o.
— Total Asset (KRW): 12,746,700,000
— Total Equity (KRW): 12,746,700,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 12,746,700,000
— Purpose of the company : to engage in processing and sales of steel sheet for home appliance
2.  Name of Company Group: POSCO
3.  Reason for Addition: Incorporation of a new corporation
4.  Total number of affiliated companies after additional affiliation: 68
5.  Date of Addition: March 13, 2007
6. Others
— POSCO invested 30% equities of POSCO-POLAND Processing Center Sp.z o.o.
— The above amount is applied with the exchange rate on March 13, 2007 (~~W~~/$:944.20). Total capital of POSCO-POLAND Processing Center Sp.z o.o. in terms of USD is U$13,500,000.
— POSCO accredits the Chief Executive Officer to POSCO-POLAND Processing Center Sp.z o.o.